Financial Certification

I, Terri Bricker, certify that:

1) The financial statements of Kansas City Breweries Company LLC included in this Form are true and complete in all material respects; and
2) The tax return information of Kansas City Breweries Company LLC included in this Form reflects accurately the information reported on the tax return for Kansas City Breweries Company LLC filed for the fiscal year ended 12/31/2016 & 12/31/2017.



Signature
CEO





FORM C Electronic Signature on Behalf of Kansas City Breweries Company LLC

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Kansas City Breweries Company LLC

TIN: 81-4279152

Fiscal Year End 12/31

By: Terri Bricker

Signature

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

CEO

Terri Bricker

Print Name

CEO

Terri Bricker

Signature

CEO

April 5th 2018

Date

PRINCIPAL FINANCIAL OFFICER/TREASURER

Terri Bricker

Print Name
Principal Financial Officer/Treasurer

Terri Bricker

Signature
Principal Financial Officer/Treasurer

April 5th 2018

Date

PRINCIPAL ACCOUNTING OFFICER/COMPTROLLER

Terri Bricker

Print Name
Principal Accounting Officer/Comptroller

Terri Bricker

Signature
Principal Accounting Officer/Comptroller

April 5th 2018

Date

Certification of a majority of the Board of Directors:

Terri Bricker

Print Name

Terri Bricker

Signature

April 5th 2018

Date